TriniCorp, Inc.
Balance Sheet
(Unaudited)

	December 31, 2018
ASSETS	
Cash	$ 7,730
Total current assets	7,730
Property plant and equipment	9,500
Net fixed assets	9,500
Total assets	$ 17,230
LIABILITIES AND SHAREHOLDERS' EQUITY	
Credit card payable	$ 1,359
Total current liabilities	1,359
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 5,200,000 issued and outstanding	53
Paid-in-capital	44,244
Retained deficit	(28,426)
Total shareholders' equity	15,871
Total liabilities and shareholders' equity	$ 17,230